Exhibit (a)(1)(H)

Offer to Exchange Incentive Stock Options
Reminder Notice

The purpose of this notice is to remind eligible employees that the offer to exchange incentive stock options to purchase shares of Geokinetics common stock, par value $0.01 at an exercise price of $28.00 per share awarded December 10, 2007 (“eligible ISOs”), for replacement stock options is scheduled to expire at 5:00 PM, CENTRAL TIME, ON JULY 27, 2009.  We currently have no plans to extend the expiration date.  Eligible employees who do not make an election to surrender their eligible ISOs by the deadline will continue to hold those eligible ISOs with their current exercise price and terms.

Please return the completed, signed Election Form to:
Diane Anderson
Office of the Corporate Secretary
1500 CityWest Blvd., Suite 800, Houston, TX 77042,  (281) 848-6986 at corporate.secretary@geokinetics.com or fax (713) 850-7330.